_____________________
                                                   |    OMB APPROVAL     |
                                                   |_____________________|
                                                   |OMB NUMBER: 	 |
                    UNITED STATES                  |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION        |   FEBRUARY 28, 2009 |
               Washington, D.C.  20549             |ESTIMATED AVERAGE    |
                                                   |BURDEN HOURS         |
                                                   |PER RESPONSE ...10.4 |
                 SCHEDULE 13G                       _____________________|



                    Under the Securities Exchange Act of 1934
                             (Amendment No. 17)*


                              China Enterprises Limited
                  ---------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value
                -------------------------------------------------
                         (Title of Class of Securities)


                             	  G2109M100
                ----------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2008
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


------------------------------------------------------------------------------
CUSIP No.  G2109M100	              SCHEDULE 13G
------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Peconic Partners LLC
	  13-3942422

------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP (See Instructions):
                                                            (a) [ ]
                                                            (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
------------------------------------------------------------------------------
                                   (5) SOLE VOTING POWER
NUMBER OF				None
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                436,375
EACH REPORTING                     -------------------------------------------
PERSON WITH                        (7)  SOLE DISPOSITIVE POWER
					None
                                   -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        436,375
------------------------------------------------------------------------------
    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

436,375 shares of Common Stock of the Issuer ('Shares') which consist of
(i) 218,775 Shares beneficially owned by Grenadier Fund; (ii) 116,100
Shares beneficially owned by Triumph Fund II L.P.; (iii) 52,500 Shares beneficially owned by Peconic Partners International Fund Ltd.; (iv) 46,300 Shares beneficially owned by Permal U.S. Capital Growth Ltd. and (v) 2,700 Shares beneficially owned by Triumph Fund III L.P., all of which Shares Peconic Partners LLC may be deemed to beneficially own by virtue of its position as investment adviser to these five clients.
------------------------------------------------------------------------------
   (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            [ ]
------------------------------------------------------------------------------
   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                      4.8%
------------------------------------------------------------------------------
   (12)   TYPE OF REPORTING PERSON (See Instructions)
                      IA
------------------------------------------------------------------------------


------------------------------------------------------------------------------
CUSIP No. G2109M100              SCHEDULE 13G
------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          William F. Harnisch
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                           (a) [ ]
                                                           (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------------------------------------------------------------------
                                   (5) SOLE VOTING POWER
NUMBER OF				 79,800
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                436,375
EACH REPORTING                     -------------------------------------------
PERSON WITH                        (7)  SOLE DISPOSITIVE POWER
					79,800
                                   -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        436,375
------------------------------------------------------------------------------
    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

516,175 shares of Common Stock of the Issuer ('Shares') which consist of (A) 79,800 Shares beneficially owned individually by Mr. Harnisch; and (B)(i) 218,775 Shares beneficially owned by Grenadier Fund; (ii) 116,100 Shares beneficially owned by Triumph Fund II L.P.; (iii) 52,500 Shares beneficially owned by Peconic Partners International Fund Ltd.; (iv) 46,300 Shares beneficially owned by Permal U.S. Capital Growth Ltd. and (v) 2,700 Shares beneficially owned by Triumph Fund III L.P., all of which Shares Mr. Harnisch may be deemed to beneficially own by virtue of his position as President and Chief Executive Officer of Peconic Partners LLC, the investment adviser to these five clients.
------------------------------------------------------------------------------
   (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            [ ]
------------------------------------------------------------------------------
   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                      5.7%
------------------------------------------------------------------------------
   (12)   TYPE OF REPORTING PERSON (See Instructions)
                      IN
------------------------------------------------------------------------------



CUSIP NO. G2109M100             SCHEDULE 13G


Item 1(a).      Name of Issuer:

                China Enterprises Limited

Item 1(b).      Address of Issuer's Principal Executive Offices:

                Bank of America Tower, 31st Floor
		12 Harcourt Road, Central
		Hong Kong



Item 2(a).      Name of Persons Filing:

	(i)	Peconic Partners LLC

	(ii)	William F. Harnisch


Item 2(b).      Address of Principal Business Office or, if None, Residence:


	(i)	P. O. Box 3002, 506 Montauk Highway, East Quogue, New York  11942

	(ii) 	P. O. Box 3002, 506 Montauk Highway, East Quogue, New York  11942



Item 2(c).      Citizenship:

		(i) 	New York

		(ii) 	United States


Item 2(d).       Title of Class of Securities:

                 Common Stock, $0.01 par value

Item 2(e).      CUSIP Number:

		G2109M100


Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b), Check Whether the Person Filing is a:

(a) Peconic Partners LLC is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

(b) William F. Harnisch is President and Chief Executive Officer of Peconic Partners LLC,the investment adviser to Grenadier Fund, Triumph Fund II L.P., Peconic Partners InternationalFund Ltd., Permal U.S. Capital Growth Ltd.
and Triumph Fund III L.P.


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount Beneficially Owned: Amount beneficially owned and (b) Percent of class:
	See Items 5 through 11 of the cover pages attached hereto.

	This Schedule 13G shall not be construed as an admission that the Reporting Persons, either for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for other purposes, are the beneficial owners of any securities covered by this statement.


    (c) See Items 5 through 8 of the cover pages attached hereto.


Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person.

   	Not applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.


Item 9.  Notice of Dissolution of Group

         Not applicable.


Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP NO. G2109M100              SCHEDULE 13G


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2009


PECONIC PARTNERS LLC
By: William F. Harnisch
as President and Chief Executive Officer

By: /s/ William F. Harnisch
    -------------------------------
    William F. Harnisch
    Title: President and Chief Executive Officer


William F. Harnisch

By: /s/ William F. Harnisch
    -------------------------------
    William F. Harnisch
    Individually



CUSIP NO. G2109M100              SCHEDULE 13G


                                Exhibit A
				Agreement


The undersigned, Peconic Partners LLC and William F. Harnisch, agree that the statement to which this exhibit is appended is filed on behalf of each of them.

Dated:  February 13, 2009


PECONIC PARTNERS LLC
By: William F. Harnisch
as President and Chief Executive Officer

By: //s/ William F. Harnisch
    -------------------------------
    William F. Harnisch
    Title: President and Chief Executive Officer


William F. Harnisch

By: /s/ William F. Harnisch
    -------------------------------
    William F. Harnisch
    Individually